Suite 1204- 120 Adelaide St. W
Toronto, Ontario
M5G 1T1
www.adiraenergy.com
t. 416.361.2211
f.416.361.6455
TSX.V: ADL

News Release

Adira Energy Expands Management and Announces Warrant Extension

TORONTO, August 15, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to report that the Company has appointed Alon Polishuk as VP of Contracts Administration and Regulations and Julia Maxwell as Manager, Investor Relations.

In this position, Mr. Polishuk will be responsible for the Company’s commercial relationships, negotiation of agreements, relations with commercial counterparts, overseeing implementation of the work to be carried out in those relationships and their integration in the company’s overall work plans. Mr. Polishuk will also be responsible for the Company’s relationships with the government and other public authorities, to ensure compliance and implementation of programs. Ms. Maxwell will be responsible for developing and executing an integrated investor relations and marketing program.

Mr. Polishuk brings over five years in Government Services of Israel, managing and co-coordinating mission critical programs and projects. He has extensive experience in project management, business development and expertise in legal analysis and critical examination. Mr. Polishuk specializes in Law and was admitted to the Israel Bar in 2001. He holds a BA, Business (Finance) from the Arison School of Business, as well as LLE, Radzyner School of Law, Interdisciplinary Center, Herzliya.

Ms. Maxwell joins the Company with almost five years of experience in the resource industry executing Investor Relations and Corporate Communications programs for various TSX, and TSX-Venture issuers. As a marketing communications professional, she specializes in corporate brand and messaging, and focuses on strategy execution for the investment community. Ms. Maxwell holds a Marketing Communication Degree, Honors from the British Colombia Institute of Technology.

The Company also announces that it proposes to extend the term of certain common share purchase warrants in the capital of the Company that were issued in 2009 (the "Warrants").

Each Warrant shall remain exercisable at US$0.50 per common share but the term shall be extended so that a total of 4 million Warrants will now expire on September 30, 2011 (versus August 31, 2011).

The application to amend the Warrants is subject to its acceptance by the TSX Venture Exchange and the Company makes no assurances that the required acceptance for the extension of the term of the Warrants will be accepted.

About Adira Energy Ltd.

Adira Energy Ltd. is an energy company which explores for oil and gas on and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively on-shore Israel in the Hula Valley, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd., is titled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

For More Information Contact:

Canada	Israel
Alan Friedman	Arad Communications
Exec. Vice President, Corp. Dev.	Irit Radia
+1 416 250 1955	iritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 22 11

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.